FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Director Declaration dated 9 November 2009
Exhibit No 2	Director/PDMR Shareholding dated 10 November 2009
Exhibit No 3	Director/PDMR Shareholdingdated 19 November 2009
Exhibit No 4	Publication of Prospectus dated 19 November 2009
Exhibit No 5	Registration Document dated 19 November 2009
Exhibit No 6	Publication of Prospectus dated 19 November 2009
Exhibit No 7	Director/PDMR Shareholding dated 24 November 2009
Exhibit No 8	Dividend Declaration dated 27 November 2009

Exhibit No 1

The Royal Bank of Scotland Group plc - Director Declaration

As required by Listing Rule 9.6.14
 (2)
, The Royal Bank of Scotland Group plc ("the Group") announces that
Sir Philip Hampton
,
Chairman of the Group,
has been appointed a Non-executive Director of
Anglo American plc, with effect from

9
 November 2009
.

For further information please contact:-

Fiona MacRae
Group Communications

Tel: 0131 523 5659

Exhibit No 2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3
.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
325

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
0.
385

14. Date and place of transaction
9 November

2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
20,060

shares
0.0000
3
%

16. Date issuer informed of transaction
9
 November

2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
10 November

2
009

Exhibit No 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
D
ISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by
DR 3.
3
.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3
 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
i

3. Name of person discharging managerial responsibilities/director

John McFarlane

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Cheviot Capital (Nominees) Limited

8 State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instrument
s relating to shares acquired

50,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.37775

14. Date and place of transaction

18 November 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

50,000
  0.00008%

16. Date issuer informed of transaction

18 November 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
9
 November 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by
DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3
 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
i

3. Name of person discharging managerial responsibilities/director

Sir Philip Roy Hampton

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Sir Philip Roy Hampton

8 State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

250,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.3685

14. Date and place of transaction

18 November 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

276,312
  0.000
49
%

16. Date issuer informed of transaction

18 November 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

1
9
 November 2009

Exhibit No 4

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary Prospectus
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc £
90
,000,000,000 Euro Medium Term Note Programme

dated 19 November 2009

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8186C_-2009-11-19.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No 5

Publication of
Registration Document

The following
registration document
 has been
approved by the
UK Listing Authority and is available for viewing:

Registration Document for The Royal Bank of Scotland
Group
plc
 dated 19 November 2009

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8187C_-2009-11-19.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

Exhibit No 6

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Supplementary
Offering Memorandum
to
The Royal Bank of Scotland Group plc
 and
The Royal Bank of Scotland plc
U.S.$35
,000,000,000 Medium
-
Term Note Program

dated 19 November 2009

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8188C_-2009-11-19.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Supplementary
Prospectus
(and the Prospectus to which it relates)
may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus
 is not addressed. Prior
 to relying on the information contained in the Prospectus
and the Supplementary Prospectus
you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

Exhibit No 7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
D
ISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by
DR 3.
3
.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16
, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4
, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3
 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale
 of 250,886 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 610,688 restricted shares. Mr Hester has retained 359,802 of the released shares.

9. Number of shares, debentures or financial instrument
s relating to shares acquired

359,802

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

250,886

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£
0.3748

14. Date and place of transaction

23 November 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,167,419
  0.00
385
%

16. Date issuer informed of transaction

23 November
 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Head of Group Secretariat

Date of notification

24 November

2009

Exhibit No 8

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS
 ON SERIES F, H,
AND
L
-T
 NON-CUMULATIVE DOLLAR PREFERENCE SHARES
OF
 US$0.01 FOR
THE THREE MONTHS TO 31

DECEMBER
 2009
The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each,
all of which are represented by American Depositary Shares, for the three months to
31 December
 2009.
The dividends will be paid on
31
December 2009
 at the undernoted rates to holders on the register at the close of business on
16 December
2009.
Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0. 421875
Series R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES
1
 NON-CUMULATIVE

EURO
 PREFERENCE SHARES OF

€
0.01 FOR THE
YEAR TO
31 DECEMBER
 2009
The Directors have declared the specified dividend on the undernoted series of Non-cumulative euro

preference shares of
€
0.01 each for the
year
to
 31 December
2009
.
The dividend will be paid on
31 December
2009
 at the undernoted rate to holders on the register at the close of business on
16 December

2009.
Series	Dividend payable per share
Series 1	€ 55.00

DIVIDEND ON SERIES
1
 NON-CUMULATIVE
 CONVERTIBLE
STERLING
 PREFERENCE SHARES OF
 £
0.01 FOR THE
YEAR TO
31 DECEMBER
 2009
The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible sterling
preference shares of
£
0.01 each for the
year
to
 31 December
2009.
The dividend will be paid on
31 December
2009
 at the undernoted rate to holders on the register at the close of business on
16 December
2009.
Series	Dividend payable per share
Series 1	£73.87

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2009

The Directors have declared a half-yearly dividends on the 11 per cent and the 5.5 per cent cumulative preference shares. The dividends will be paid on 31 December 2009 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 11 December 2009 at a total cost of £38,500.

27
 November
2009
End

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 December 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat